UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. n/a)*

UROGEN PHARMA LTD.

(Name of Issuer)

Ordinary Shares, par value NIS 0.01 per shares

(Title of Class of Securities)

M96088105

(CUSIP Number)

Asaf Shinar

Pontifax

14 Shenkar Street

Herzliya Pituach 46140, Israel

972-9-9725617

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 4, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M96088105	13D

SCHEDULE 13D

1	NAME OF REPORTING PERSON: Pontifax Management III G.P. (2011) Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – Ultimate general partner of the III Funds (see Item 2)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,464,169[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,464,169[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON[1] 1,464,169[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6%[2]
14	TYPE OF REPORTING PERSON PN

[1]	Includes (i) 452,162 Ordinary Shares and 13,836 Ordinary Shares issuable upon exercise of outstanding options held by Pontifax (Cayman) III, L.P. and (ii) 968,525 Ordinary Shares and 29,646 Ordinary Shares issuable upon exercise of outstanding options held by Pontifax (Israel) III, L.P. Does not include (i) 6,683 Ordinary Shares issuable upon exercise of outstanding options held by Pontifax (Cayman) III, L.P. which have not vested and (ii) 14,316 ordinary shares issuable upon exercise of outstanding options held by Pontifax (Cayman) III, L.P. which have not vested.
[2]	Based on 13,751,390 Ordinary Shares outstanding as of December 31, 2017, as provided by UroGen Pharma Ltd.

CUSIP No. M96088105	13D

1	NAME OF REPORTING PERSON: Pontifax Management Fund III L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – General partner of the III Funds (see Item 2)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,464,169[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,464,169[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON[1] 1,464,169[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6%[2]
14	TYPE OF REPORTING PERSON PN

[1]	Includes (i) 452,162 Ordinary Shares and 13,836 Ordinary Shares issuable upon exercise of outstanding options held by Pontifax (Cayman) III, L.P. and (ii) 968,525 Ordinary Shares and 29,646 Ordinary Shares issuable upon exercise of outstanding options held by Pontifax (Israel) III, L.P. Does not include (i) 6,683 Ordinary Shares issuable upon exercise of outstanding options held by Pontifax (Cayman) III, L.P. which have not vested and (ii) 14,316 ordinary shares issuable upon exercise of outstanding options held by Pontifax (Cayman) III, L.P. which have not vested.
[2]	Based on 13,751,390 Ordinary Shares outstanding as of December 31, 2017, as provided by UroGen Pharma Ltd.

CUSIP No. 29014R103	13D

1	NAME OF REPORTING PERSON: Pontifax (Cayman) III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 465,998[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 465,998[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 465,998[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%[2]
14	TYPE OF REPORTING PERSON PN

[1]	Includes 452,162 Ordinary Shares and 13,836 Ordinary Shares issuable upon exercise of outstanding options held by Pontifax (Cayman) III, L.P. Does not include 6,683 Ordinary Shares issuable upon exercise of outstanding options held by Pontifax (Cayman) III, L.P. which have not vested.
[2]	Based on 13,751,390 Ordinary Shares outstanding as of December 31, 2017, as provided by UroGen Pharma Ltd.

CUSIP No. 29014R103	13D

1	NAME OF REPORTING PERSON: Pontifax (Israel) III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 998,171[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 998,171[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 998,171[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%[2]
14	TYPE OF REPORTING PERSON PN

[1]	Includes 968,525 Ordinary Shares and 29,646 Ordinary Shares issuable upon exercise of outstanding options held by Pontifax (Israel) III, L.P. Does not include 14,316 ordinary shares issuable upon exercise of outstanding options held by Pontifax (Cayman) III, L.P. which have not vested.
[2]	Based on 13,751,390 Ordinary Shares outstanding as of December 31, 2017, as provided by UroGen Pharma Ltd.

Item 1.	Security and Issuer.

This Statement on Schedule 13D relates to Ordinary Shares, par value NIS $0.01 per share (the “Ordinary Shares”), of UroGen Pharma Ltd., a company organized under the laws of the State of Israel (“UroGen”). The address of the principal executive office of UroGen is 9 Ha’Ta’asiya St., Ra’anana 4365007, Israel.

Item 2.	Identity and Background.

This statement is being filed on behalf of (1) Pontifax Management III G.P. (2011) Ltd. (“Management III”), (2) Pontifax Management Fund III L.P. (“Pontifax III”), (3) Pontifax (Cayman) III, L.P. (“Cayman III”), (4) Pontifax (Israel) III, L.P., (“Israel III”, together with Cayman III, the “III Funds”). Management III, Pontifax III and the III Funds together constitute the “Reporting Persons”).

Each of Management III, Pontifax III and Israel III are organized under the laws of Israel. Cayman III is organized under the laws of the Cayman Islands. The business address of each of the Reporting Persons is c/o Pontifax, 14 Shenkar Street, Beit Ofek, Herzliya Pituach, 46140 Israel.

The Reporting Persons are principally engaged in the business of long-term, venture-type investments in high growth pharmaceutical, biotechnological and medical device companies.

The managing partners of Management III are Tomer Kariv and Ran Nussbaum (together, the “Related Persons”). Messrs. Kariv and Nussbaum are citizens of Israel. The business address of each of the Related Persons is c/o Pontifax, 14 Shenkar Street, Beit Ofek, Herzliya Pituach, 46140 Israel. The current principal occupation of each of the Related Persons is Managing Partner of Pontifax.

During the last five years, none of the Reporting Persons or Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

In a series of investments with UroGen from April 2013 to November 2015 totaling $6.9 million, Israel III and Cayman III acquired 125,000 ordinary shares, 257,894 preferred shares and 39,474 warrants to purchase preferred shares.

On April 19, 2017, UroGen’s board of directors and shareholders approved an aggregate 3.2-for-1 share split of the Company’s ordinary shares, Preferred A shares, Preferred A-1 shares and warrants, which share split was effected on the same day. Immediately following the share split, the conversion of preferred shares into ordinary shares and cashless exercise of warrants, the total number of ordinary shares of UroGen held by Israel III and Cayman III was 1,275,687. In addition, between July 2014 and August 2018 Israel III and Cayman III were granted a total of 64,481 options to purchase ordinary shares.

The funds used by Israel III and Cayman III to purchase the shares and options came from its working capital.

On May 2017, Israel III and Cayman III acquired an additional 145,000 Ordinary Shares at $13 per share (for a total of $1,885,000). The funds used by Israel III and Cayman III to purchase the Ordinary Shares came from its working capital.

Item 4.	Purpose of Transaction.

One of the members of UroGen’s board of directors was appointed to serve in such capacity by Pontifax (Cayman) III L.P. and Pontifax (Israel) III L.P. pursuant to rights granted to Pontifax (Cayman) III L.P. and Pontifax (Israel) III L.P. under UroGen’s articles of association as in effect prior to the initial public offering of UroGen.

Each of the Reporting Persons intends to review the performance of their investment in UroGen from time to time. Depending on various factors, including the business, prospects and financial position of UroGen, the current and anticipated future price levels of the Ordinary Shares and currency exchange rates, the conditions in the securities markets and general economic and industry conditions, as well as the other investment opportunities available to them, each of the Reporting Persons will take such actions with respect to their investment in UroGen as they deem appropriate in light of the circumstances existing from time to time. Each of the Reporting Persons may purchase additional equity in UroGen or may, and hereby reserve the right to, dispose of some or all of their holdings in the open market, in public offerings, in privately negotiated transactions or in other transactions, including derivative transactions.

Other than as described above, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although each Reporting Person reserves the right to develop such plans).

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

The following sets forth the aggregate number and percentage of Ordinary Shares beneficially owned by each of the Reporting Persons, as well as the number of Ordinary Shares as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of as of the date hereof.

Reporting Person	Amount beneficially owned		Percent of class	Sole power to vote or direct the vote	Shared power to vote or direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Pontifax Management III G.P. (2011) Ltd.	1,464,169	[1]	10.6%[4]	0	1,464,169	0	1,464,169
Pontifax Management Fund III L.P	1,464,169	[1]	10.6%[4]	0	1,464,169	0	1,464,169
Pontifax (Cayman) III, L.P.	465,998	[2]	3.4%[4]	0	465,998	0	465,998
Pontifax (Israel) III, L.P.	998,171	[3]	7.2%[4]	0	998,171	0	998,171

[1]	Includes (i) 452,162 Ordinary Shares and 13,836 Ordinary Shares issuable upon exercise of outstanding options held by Pontifax (Cayman) III, L.P. and (ii) 968,525 Ordinary Shares and 29,646 Ordinary Shares issuable upon exercise of outstanding options held by Pontifax (Israel) III, L.P. Does not include (i) 6,683 Ordinary Shares issuable upon exercise of outstanding options held by Pontifax (Cayman) III, L.P. which have not vested and (ii) 14,316 ordinary shares issuable upon exercise of outstanding options held by Pontifax (Cayman) III, L.P. which have not vested. Management III and Pontifax III each disclaims beneficial ownership of any shares owned beneficially or of record by any other person named in this Item 5(a)-(b), except that Cayman III is the holder of record of 452,162 Ordinary Shares and options to purchase 13,836 Ordinary Shares and Israel III is the holder of 968,525 Ordinary Shares and options to purchase 29,646 Ordinary Shares. Management III is the general partner of Cayman III and Israel III. Ran Nussbaum and Tomer Kariv are the managing partners of each of Management III. As such, each of Pontifax III, Management III, Ran Nussbaum, and Tomer Kariv may be deemed to beneficially own shares of Common Stock of the III Funds.

[2]	Includes 452,162 Ordinary Shares and 13,836 Ordinary Shares issuable upon exercise of outstanding options held by Pontifax (Cayman) III, L.P. Does not include 6,683 Ordinary Shares issuable upon exercise of outstanding options held by Pontifax (Cayman) III, L.P. which have not vested.
[3]	Includes 968,525 Ordinary Shares and 29,646 Ordinary Shares issuable upon exercise of outstanding options held by Pontifax (Israel) III, L.P. Does not include 14,316 ordinary shares issuable upon exercise of outstanding options held by Pontifax (Cayman) III, L.P. which have not vested.
[4]	Based on 13,751,390 Ordinary Shares outstanding as of December 31, 2017, as provided by UroGen Pharma Ltd.

Except as set forth in this Item 5(a)-(b), each of the persons named in this Item 5(a)-(b) disclaims beneficial ownership of any Ordinary Shares or options to purchase Ordinary Shares owned beneficially or of record by any other person named in this Item 5(a)-(b).

(c) None of the Reporting Persons or Related Persons has effected any transactions in the Ordinary Shares during the past 60 days.

(d) None.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.	Material to Be Filed as Exhibits.

EXHIBIT INDEX

Exhibit	Description

1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, as amended.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2018

PONTIFAX MANAGEMENT III G.P. (2011) LTD.

By:	/s/ Ran Nussbaum
Name:	Ran Nussbaum
Title:	Managing Partner

PONTIFAX MANAGEMENT FUND III L.P.

By:	/s/ Ran Nussbaum
Name:	Ran Nussbaum
Title:	Managing Partner

PONTIFAX (CAYMAN) III, L.P.

By:	/s/ Ran Nussbaum
Name:	Ran Nussbaum
Title:	Managing Partner

PONTIFAX (ISRAEL) III, L.P.

By:	/s/ Ran Nussbaum
Name:	Ran Nussbaum
Title:	Managing Partner